EXHIBIT 12

F.N.B. Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

Dollars in thousands

Year Ended December 31	2016	2015	2014	2013	2012
Earnings:
Income before income taxes	$246,389	$229,642	$206,670	$162,560	$154,183
Fixed charges, excluding interest on deposits	44,810	34,330	29,921	18,384	19,470
Less: Preferred stock dividends	(11,593)	(11,566)	(11,983)	—	—

Subtotal	279,606	252,406	224,608	180,944	173,653
Interest on deposits	41,239	31,207	29,602	29,441	42,513

Total	$320,845	$283,613	$254,210	$210,385	$216,166

Fixed charges:
Interest on borrowed funds	$26,212	$17,366	$13,083	$14,903	$16,542
Interest component of rental expense	7,005	5,398	4,855	3,481	2,928
Preferred stock dividends	11,593	11,566	11,983	—	—

Subtotal	44,810	34,330	29,921	18,384	19,470
Interest on deposits	41,239	31,207	29,602	29,441	42,513

Total	$86,049	$65,537	$59,523	$47,825	$61,983

Ratio of earnings to fixed charges:
Excluding interest on deposits	8.07x	10.58x	11.85x	9.84x	8.92x
Including interest on deposits	4.15x	5.04x	5.10x	4.40x	3.49x

Ratio of earnings to fixed charges and preferred stock dividends:
Excluding interest on deposits	6.24x	7.35x	7.51x	9.84x	8.92x
Including interest on deposits	3.73x	4.33x	4.27x	4.40x	3.49x